

March 12, 2012

<u>Via E-mail</u>
Bal Bhullar, Chief Financial Officer
Lexaria Corp.
950-1130 West Pender Street
Vancouver, BC V6E 4A4
Canada

> **Re:** **Lexaria Corp.**
> **Form 10-K for Fiscal Year Ended October 31, 2011**
> **Filed January 30, 2012**
> **File No. 0-52138**

Dear Ms. Bhullar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 31, 2011

Report of Independent Registered Public Accounting Firm

1.   We note the audit report of MNP LLP references and relies on the audit opinion of other auditors dated January 21, 2011 relating to the financial statements as of and for the year ended October 31, 2010 and for the cumulative data from November 1, 2009 through October 31, 2010. Please amend your filing to present the audit opinion issued by your prior auditor in this Form 10-K as of October 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief